UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 25, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

Smith+Nephew Fourth Quarter and Full Year 2024 Results
Transformative 12-Point Plan delivering higher revenue growth, margin expansion, strong cash flow and better returns; further step-up in performance expected in 2025

25 February 2025

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2024:

	31 Dec	31 Dec	Reported	Underlying
	2024	2023	growth	growth
	$m	$m	%	%
Fourth Quarter Results1,2
Revenue	1,571	1,458	7.8	8.3

Full Year Results1,2
Revenue	5,810	5,549	4.7	5.3
Operating profit	657	425	54.6
Operating profit margin (%)	11.3	7.7
EPS (cents)	47.2	30.2	56.3
Cash generated from operations	1,245	829	50.2

Trading profit	1,049	970	8.2
Trading profit margin (%)	18.1	17.5
EPSA (cents)	84.3	82.8	1.7
Free cash flow	551	129	327.1

Deepak Nath, Chief Executive Officer, said:

“Smith+Nephew’s transformation remains on track with the 12-Point Plan increasingly delivering better financial performance. Revenue growth is consistently above historical levels following operational and commercial improvements. Changes to our organisational structure are driving increased accountability at the Business Unit level. Operating leverage and productivity improvements are supporting margin expansion despite significant sector-wide headwinds. Working capital discipline and asset utilisation have driven strong cash flow generation and better returns.

“We finished the year strongly and US Reconstruction was again sequentially better. Our innovation continued to deliver, with more than 60% of revenue growth in 2024 coming from products launched in the last five years. We have launched nearly 50 new products over the last three years and have an exciting pipeline for 2025.

“There is much more to be done, but we have made solid progress fixing the foundations and expect a step-up in returns in 2025, including significant margin expansion. We are confident that this will be the year when transformation starts to unlock substantial value for our shareholders.”

Full Year Highlights1,2

●
12-Point Plan actions driving strong revenue growth and second year of trading margin expansion, offsetting headwinds from inflation and China

●
Around 410bps of incremental costs savings and a near 9% net reduction in total workforce delivered across 2023 and 2024

●
2024 revenue of $5,810 million (2023: $5,549 million), with underlying revenue growth of 5.3%. Reported growth of 4.7% was after -60bps FX headwind

●
Recent product launches were a major contributor to higher growth, with many at early stages of roll-out, and exciting pipeline to come

●
Trading profit grew 8.2% to $1,049 million (2023: $970 million) with 18.1% trading profit margin, up 60bps (2023: 17.5%). Reported operating profit improved to $657 million (2023: $425 million)

●
Significant improvements in cash generated from operations at $1,245 million (2023: $829 million), trading cash flow at $999 million (2023: $635 million) and trading cash conversion, up to 95% (2023: 65%). Free cash flow increased to $551 million (2023: $129 million)

●
Adjusted Return on Invested Capital (ROIC) improved to 7.4% (2023: 5.9%), with further progress expected in 2025

●
Restructuring charges down significantly to $123 million (2023: $220 million)

●
Increase in EPSA to 84.3¢ (2023: 82.8¢) and EPS to 47.2¢ (2023: 30.2¢)

●
Full year dividend of 37.5¢ per share (2023: 37.5¢ per share)

Q4 Trading Highlights1,2

●
Q4 revenue of $1,571 million (2023: $1,458 million), with underlying revenue growth of 8.3%, which includes the benefit of two extra trading days. Reported growth of 7.8% was after -50bps FX headwind

●
Strong finish to year in all regions except China

●
US Reconstruction performance continued to improve. Underlying and reported revenue growth was 5.4% for Knee Implants and 7.6% for Hip Implants

●
China headwind sustained across Sports Medicine Joint Repair and Reconstruction, as expected, reducing the Group underlying revenue growth rate by -280bps

Outlook1,2

●
For 2025 we are targeting another year of strong revenue growth and a significant step-up in trading profit margin

●
2025 underlying revenue growth expected to be around 5% (reported growth of around 4.8%); first quarter underlying revenue growth expected to be in the range of 1% to 2% primarily due to continued China headwinds and one less trading day, with acceleration thereafter

●
Full year trading profit margin expected in the range of 19.0% to 20.0%; with margin stronger in the second half than the first as impact of China headwinds reduce and operational savings are delivered

●
Continued momentum and efficiency gains expected to drive further margin expansion beyond 2025

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s fourth quarter and full year results will be held 8.30am GMT / 3.30am EST on 25 February 2025, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/about-us/investors.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.
Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2023 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 37 to 43 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.
Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to trading cash conversion ratio, free cash flow, adjusted ROIC, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 37 to 43 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2024 Results

Smith+Nephew’s transformative 12-Point Plan is delivering revenue growth consistently above historical levels, improved trading profit margin in the face of significant headwinds, strong and substantially improved cash generation and increased ROIC. Much of the 12-Point Plan is complete, and we have addressed the structural weaknesses that were holding back the Group. There is much more to be done to drive productivity and asset efficiency to their full potential, with significant additional benefit expected to follow in 2025 and beyond.

Delivering higher revenue growth

Group revenue in 2024 was $5,810 million (2023: $5,549 million), reflecting underlying revenue growth of 5.3%. Reported growth of 4.7% reflected a -60bps headwind from foreign exchange primarily due to the strength of the US Dollar.

We delivered a strong finish to the year, with fourth quarter underlying revenue growth of 8.3% and revenue of $1,571 million (2023: $1,458 million). Fourth quarter reported revenue growth was 7.8% after a -50bps foreign exchange headwind.

The fourth quarter performance was ahead of our expectations driven by a strong finish to the year, particularly in US Sports Medicine, ENT and Advanced Wound Bioactives, and the benefit of two extra trading days. The Group is now operationally and commercially more able to benefit from better demand, as we saw at the end of the quarter. As a result, we realised more of a benefit to our surgical businesses from the two extra trading days than we expected to see during the holiday season. US Hip Implants and US Knee Implants both delivered a sequential improvement in performance in absolute terms and on an adjusted day sales basis. China remained a headwind in the quarter, as expected, reducing the fourth quarter Group underlying revenue growth rate by -280bps.

Improved trading profit margin, cash generation and ROIC

Trading profit for 2024 was up 8.2% to $1,049 million (2023: $970 million). The trading profit margin was 18.1% (2023: 17.5%), a 60bps improvement on the prior year. Operating profit increased to $657 million (2023: $425 million).

Over the last two years we have delivered an 80bps uplift in trading profit margin. This was achieved as productivity savings of around 410bps and operating leverage of around 390bps offset major headwinds of around -490bps from input cost inflation and merit, around -140bps from foreign exchange and around -90bps from China.

Improving cash flow has been an area of specific focus, with good progress made in 2024. Cash generated from operations was $1,245 million (2023: $829 million) and trading cash flow was $999 million (2023: $635 million), with significantly better trading cash conversion of 95% (2023: 65%). We have also reduced restructuring costs year-on-year to $123 million (2023: $220 million). Free cash flow increased to $551 million (2023: $129 million).

We have increased visibility and focus on improving our ROIC at the Business Unit level through allocation of central costs and our drive to improve working capital. ROIC increased year-on-year by 150bps to 7.4%, reflecting the progress made under the 12-Point Plan. Going forward, we will continue to focus on driving further improvement in our ROIC.

Delivering our Strategy for Growth and 12-Point Plan

Smith+Nephew’s Strategy for Growth is based on three pillars:

●
First, Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and efficiently, and deliver the best from our core portfolio.

●
Second, Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.

●
Third, continue to Transform ourselves for higher long-term growth, through continued investment in innovation and acquisitions.

In July 2022 we announced our 12-Point Plan to fundamentally change the way Smith+Nephew operates, accelerating delivery of our Strategy for Growth and transforming to a consistently higher-growth company. The 12-Point Plan supports the first two pillars of the Strategy for Growth and is focused on:

●
Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology;

●
Improving productivity, to support trading profit margin expansion; and

●
Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT business units.

There is clear evidence of the expected operational and financial outcomes coming through across the Group. Revenue growth is consistently above historical levels, built on improved product supply and better commercial execution. Productivity is improving with two years of margin expansion reflecting operating leverage and efficiency savings which have more than offset major headwinds. We have improved our capital intensity and cash conversion supported by the better profitability, improving inventory management and reduced restructuring costs. We have reengineered our ability to match production to demand and are reducing capacity in our manufacturing network. We have delivered a near 9% net reduction in our total workforce since the start of the 12-Point Plan. More than 1,000 of these role reductions were in 2024, with the majority taking place in the final quarter of the year.

The transformation programme remains on track and there is much more to focus on, with further financial benefits supporting trading margin expansion expected to follow this year and beyond.

12-Point Plan: Delivering higher revenue growth

Through delivery of the 12-Point Plan we have transformed the revenue growth profile of Smith+Nephew. This progress has been achieved against some major headwinds, including the underperformance in our US Orthopaedics business and the pressures of Volume Based Procurement (VBP) programmes in China across both our Reconstruction and Sports Medicine Joint Repair segments.

The progress was underpinned by 12-Point Plan initiatives that addressed a number of key issues that were holding back performance. We have significantly improved product and instrument set availability, which were far below industry standards, and have now exceeded target levels. Overdue orders have improved significantly, falling by 90% since 2022. The percentage of sets that are available reached target at the start of the year, and improved further during 2024. We also made significant progress simplifying our portfolio, with a third of global hip and knee brands now phased out.

We have also improved our commercial execution. We have turned around performance in Trauma, which is now a significant growth driver built upon our new EVOS◊ Plating System, and improved Orthopaedics outside the US. US Orthopaedics is now also on a clear improvement path. Here we have introduced new management, customer service and satisfaction levels have improved, new growth-oriented incentive plans are in place and employee turnover has returned to low-levels. We strengthened our position in robotics with a series of new features, and the installed base now exceeds 1,000 systems.

Sports Medicine has been outperforming its market for many years built on sustainable and fundamental factors including commercial excellence, a steady stream of innovation across procedures, new segment development in tissue regeneration and successful integration of acquired assets. Whilst we continued to face significant VBP headwinds in China in 2024, the overall trajectory for Sports Medicine remains encouraging.

In Advanced Wound Management we have delivered improved performance in recent years based on better commercial execution focused on our differentiated strengths, such as our unique portfolio breadth and evidence-based selling. Performance in 2024 was driven by our leading position in the high-growth Negative Pressure Wound Therapy (NPWT) segment.

12-Point Plan: Improving organisational effectiveness

In 2023, we reorganised our global commercial operating model around our three business units of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management in order to drive more agile decision making and greater accountability. In 2024, central costs attributable to business units were directly allocated to each business unit, with the objective of driving greater business unit accountability and efficiency, with each business unit having full profit and loss and capital accountability. These decisions are already driving more informed investment decisions in areas such as IT. A small proportion of the corporate costs continue to be held centrally, reflecting the centralised infrastructure required to support the Group and run a publicly listed company.

These changes will support our drive to improve our ROIC at the business unit level through allocation of central costs and improved working capital.

12-Point Plan: Creating value through innovation

Smith+Nephew’s innovation pipeline is a significant contributor to our transformation to being a higher growth business. In 2024, more than 60% of underlying revenue growth came from products launched in the last five years. In 2023, new products accounted for around half of our underlying revenue growth.

We maintained our recent high cadence of launches, with 16 new products in 2024, bringing our total of new products to nearly 50 over the last three years. Many of these new platforms are driving growth today and have multi-year runways still ahead of them as we expand indication and applications and launch in new markets.

Major launches in 2024 included the CATALYSTEM◊ Primary Hip System designed to address the evolving demands of primary hip surgery, including the increased adoption of anterior approach procedures. We moved to full commercial launch of the AETOS◊ Shoulder System in the US, enabling us to compete effectively in the fast-growing $1.7 billion shoulder market, and continued to build out the platform adding planning software and a stemless anatomic total shoulder option. We announced new CORIOGRAPH◊ Pre-Operative Planning and Modelling Services for the CORI◊ Surgical System, making it the only orthopaedic robotic-assisted system to offer either intraoperative image-free or image-based registration for knee implants. This is one of a number of unique features for CORI, including supporting revision knee procedures, a first-of-its-kind digital tensioner for robotics-assisted knee surgery for soft tissue balancing and offering both burr and saw cutting options.

In Sports Medicine, we completed the acquisition of CartiHeal, the developer of the CARTIHEAL AGILI-C◊ Cartilage Repair Implant, a novel sports medicine technology for cartilage regeneration in the knee. We have made good progress on market development activities in the first year of ownership, including clinical strategy and reimbursement milestones. We have shown with REGENETEN◊ that we have the market development and commercialisation expertise to acquire regenerative technologies and successfully establish a new standard of care. In ENT, we launched the ARIS◊ COBLATION◊ Turbinate Reduction Wand. This utilises our advanced COBLATION Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates, a condition that requires 350,000 procedures per annum in the US.

In Advanced Wound Management, we launched the RENASYS◊ EDGE NPWT System. This is designed to reduce inefficiency and complexity and features an improved user interface for enhanced intuitiveness and simplicity and a durable pump built to offer virtually maintenance free use. We also continued our high cadence of incremental innovation in skin substitutes, with the launch of GRAFIX◊ PLUS in the second quarter, an easier-to-handle new version in our lead product family, targeting the growing post-acute market.

An exciting pipeline of further innovation

In 2025 we expect to launch a number of exciting new products. These include next-generation digital video-based navigation in the arthroscopic tower, a new intramedullary nail and further extensions to the CORI Surgical System and AETOS Shoulder System.

Investing in clinical evidence

Clinical, scientific, and real-world evidence continue to play a critical role in our go-to-market strategy, with compelling and differentiating data supporting key brands in 2024. This included the first randomised controlled trial with the REGENETEN◊ Bioinductive Implant, market-leading 20-year survivorship data for OXINIUM◊ with highly cross-linked polyethylene among all total hip replacement bearing combinations, and impressive early results for the OR3O◊ Dual Mobility Hip, LEGION CONCELOC◊ Cementless Knee, and revision total knee arthroplasty using CORI. A systematic review and meta-analysis showed that meniscal repair in selected patients aged ≥40 years had good success rates and patient-reported outcomes, similar to those in patients aged <40 years, supporting our leading meniscal repair business. We also published new data supporting the use of PICO◊ Single Use Negative Pressure Wound Therapy (NPWT) to reduce surgical site infections and using the ALLEVYN◊ LIFE Dressing in a pressure injury prevention protocol.

12-Point Plan: Cost efficiency and margin expansion

We have made significant productivity improvements through the 12-Point Plan, delivering around 410bps of incremental costs savings across 2023 and 2024. Our trading profit margin has expanded by 80 bps since 2022, driven by revenue leverage from the higher revenue growth and operational efficiencies, successfully making progress despite major headwinds from inflation, foreign exchange and China.

Since 2022 we have improved our Sales, Inventory & Operations Planning (SIOP) process. This is a dynamic process that has brought better alignment of production plans and commercial delivery. Further productivity improvements are expected to come through in 2025 as we benefit from costs savings from our decision to shut four smaller Orthopaedics manufacturing facilities and our reductions in workforce.

Looking beyond 2025, we expect our work to better align production and commercial delivery along with capacity reduction, and the timing of lower costs passing through inventory, to support further margin expansion.

12-Point Plan: Improved cash generation and ROIC

In 2024 we made good progress improving both our trading and free cash flow by reducing our capital expenditure, working capital and restructuring costs, and we expect to make further progress in 2025. Through the 12-Point Plan we have improved our order to cash and asset utilisation, and started to address our high inventory. By the end of 2024, we had reduced our Day Sales of Inventory (DSI) by 20 days year-on-year, with DSI down across all business units. Further inventory improvements will be an area of continued focus in 2025 to further enhance working capital and ROIC.

Group ROIC increased year-on-year by 150bps to 7.4% in 2024, reflecting progress made under the 12-Point Plan. We anticipate further improvement in 2025. We will continue to prioritise investment in areas where we expect to see the highest incremental returns on invested capital.

Better working capital movements resulted in significant improvement in trading cash flow to $999 million (2023: $635 million), and the trading profit to cash conversion ratio improved to 95% (2023: 65%). We reduced our restructuring costs to $123 million, down from $220 million in 2023, and expect a further reduction in 2025 as 12-Point Plan charges come to an end. This was a driver behind the significant increase in free cash flow to $551 million in 2024 (2023: $129 million).

Fourth Quarter 2024 Trading Update

Our fourth quarter revenue was $1,571 million (2023: $1,458 million), with underlying revenue growth of 8.3% (reported growth of 7.8% after -50bps foreign exchange headwind). There were 62 trading days in the quarter, two more than Q4 2023. As stated above, the fourth quarter performance was ahead of our expectations driven by a strong finish to the year.

Geographically, our Established Markets underlying revenue growth was 10.6% (reported growth 10.5%). Within this, the US underlying revenue growth was 11.9% (reported growth 11.9%) and Other Established Markets underlying revenue growth was 8.2% (reported growth 7.9%). The Emerging Markets underlying revenue decline of -2.3% (reported decline -5.1%) reflected the headwinds in China in Reconstruction and Sports Medicine Joint Repair.

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	608	576	5.5	6.0	-	(0.5)
Knee Implants	246	242	1.7	2.4	-	(0.7)
Hip Implants	161	155	4.0	4.7	-	(0.7)
Other Reconstruction(ii)	39	31	23.7	23.9	-	(0.2)
Trauma & Extremities	162	148	9.4	9.5	-	(0.1)

Sports Medicine & ENT	494	462	7.1	7.8	-	(0.7)
Sports Medicine Joint Repair	267	256	4.4	5.3	-	(0.9)
Arthroscopic Enabling Technologies	173	161	7.9	8.5	-	(0.6)
ENT (Ear, Nose and Throat)	54	45	19.6	19.4	-	0.2

Advanced Wound Management	469	420	11.7	12.2	-	(0.5)
Advanced Wound Care	187	185	1.2	1.9	-	(0.7)
Advanced Wound Bioactives	179	149	20.1	20.3	-	(0.2)
Advanced Wound Devices	103	86	19.9	20.6	-	(0.7)

Total	1,571	1,458	7.8	8.3	-	(0.5)

Consolidated revenue by geography
US	881	788	11.9	11.9	-	-
Other Established Markets(iii)	453	420	7.9	8.2	-	(0.3)
Total Established Markets	1,334	1,208	10.5	10.6	-	(0.1)
Emerging Markets(iv)	237	250	(5.1)	(2.3)	-	(2.8)
Total	1,571	1,458	7.8	8.3	-	(0.5)

(i)
Underlying growth is defined in Note 1 on page 3
(ii)
Other Reconstruction includes robotics capital sales and bone cement
(iii)
Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter Business Unit Performance

Orthopaedics

Our Orthopaedics business unit delivered underlying revenue growth of 6.0% (reported growth 5.5%) in the quarter.

Knee Implants underlying revenue growth was 2.4% (reported growth 1.7%) and Hip Implants underlying revenue growth was 4.7% (reported growth 4.0%). Knee Implants growth was driven by our JOURNEY II◊ Total Knee System and by our cementless and revision systems. Hip Implants growth was led by our POLAR3◊ Total Hip Solution and R3◊ Acetabular System.

Our US Reconstruction business continued to build momentum as we increasingly benefit from the 12-Point Plan actions to improve product and set availability and commercial execution. US Knee Implants underlying revenue growth was 5.4% (reported growth 5.4%) and US Hip Implants underlying revenue growth was 7.6% (reported growth 7.6%) in the quarter, both sequentially improving over the third quarter.

Outside the US, Knee Implants underlying revenue decline was -1.3% (reported decline -2.8%) and Hip Implants underlying revenue growth was 1.2% (reported decline -0.6%). As expected, China remained a significant headwind to overall growth. Here, our distribution partners have continued to reduce their holdings of implants, following slow end-customer demand earlier in the year. Inventory in the channel has come down significantly, but is not yet at normalised levels, and as indicated previously, the largely-paused ordering is likely to continue through the first quarter of 2025. Other Established Markets continued its recent good momentum, delivering its best quarterly performance of the year.

Other Reconstruction delivered another good quarter of growth, with underlying revenue growth of 23.9% (reported growth 23.7%). This included strong growth across robotics including another record quarter of placements of our CORI Surgical System.

Trauma & Extremities underlying revenue growth was 9.5% (reported growth 9.4%), returning to its recent stronger growth profile following a slower third quarter, as expected. Performance continued to be driven by the EVOS Plating System with a growing contribution to growth coming from the roll-out of the new AETOS Shoulder System.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 7.8% (reported growth 7.1%). Excluding China, Sports Medicine & ENT underlying revenue growth was 14.0% (reported growth 13.1%). The segment continued to face a headwind from the Sports Medicine Joint Repair VBP programme in China, which commenced in May 2024. We expect this VBP headwind to persist throughout the first half of 2025, as previously flagged. We also expect an additional VBP process on mechanical resection blades and COBLATION wands within Arthroscopic Enabling Technologies in the second half of 2025, which we expect to be around a $25 million revenue headwind in 2025 from price impact and channel adjustments.

Sports Medicine Joint Repair underlying revenue growth was 5.3% (reported growth 4.4%) led by strong double-digit growth from REGENETEN. Excluding China, Sports Medicine Joint Repair underlying revenue growth was 15.9% (reported growth 15.0%).

Arthroscopic Enabling Technologies underlying revenue growth was 8.5% (reported growth 7.9%), with good growth from our COBLATION resection range and patient positioning portfolio.

ENT underlying revenue growth was 19.4% (reported growth 19.6%), a significant increase from the previous quarter. This acceleration reflects some catch-up after slow procedure volumes in the third quarter and a more normal comparator. Growth was led by our tonsil and adenoid business.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 12.2% (reported growth 11.7%), its strongest quarter of growth in 2024.

Advanced Wound Care underlying revenue growth was 1.9% (reported growth 1.2%) with good growth across our foam dressing and infection management portfolios offset by skin care.

Advanced Wound Bioactives delivered underlying revenue growth of 20.3% (reported growth 20.1%). The growth rate reflects typical quarterly volatility in the category with strong double-digit growth in skin substitutes following the launch of GRAFIX PLUS. We delivered mid-single digit growth from SANTYL◊.

Advanced Wound Devices underlying revenue growth was 20.6% (reported growth 19.9%) driven by both our traditional RENASYS Negative Pressure Wound Therapy System and our single-use PICO Negative Pressure Wound Therapy System.

Full Year Trading
Group revenue in 2024 was $5,810 million (2023: $5,549 million), with underlying revenue growth of 5.3%. Reported growth of 4.7% reflected a -60bps headwind from foreign exchange primarily due to the strength of the US Dollar.

Geographically, our Established Markets underlying revenue growth was 5.5% (reported growth 5.2%). Within this, US underlying revenue growth was 4.8% (reported growth 4.8%) and Other Established Markets underlying revenue growth was 6.7% (reported growth 6.0%). Emerging Markets underlying revenue growth of 4.3% (reported growth 2.2%) included the impacts of the China headwinds described above.

Full Year Consolidated Revenue Analysis
	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	Growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	2,305	2,214	4.1	4.6	-	(0.5)
Knee Implants	947	940	0.7	1.3	-	(0.6)
Hip Implants	619	599	3.2	4.0	-	(0.8)
Other Reconstruction(ii)	131	111	18.2	18.5	-	(0.3)
Trauma & Extremities	608	564	7.9	8.1	-	(0.2)

Sports Medicine & ENT	1,824	1,729	5.5	6.2	-	(0.7)
Sports Medicine Joint Repair	982	945	4.0	4.8	-	(0.8)
Arthroscopic Enabling Technologies	632	588	7.4	8.2	-	(0.8)
ENT (Ear, Nose and Throat)	210	196	6.9	7.3	-	(0.4)

Advanced Wound Management	1,681	1,606	4.7	5.1	-	(0.4)
Advanced Wound Care	735	725	1.4	2.0	-	(0.6)
Advanced Wound Bioactives	581	553	5.1	5.1	-	-
Advanced Wound Devices	365	328	11.5	12.2	-	(0.7)

Total	5,810	5,549	4.7	5.3	-	(0.6)

Consolidated revenue by geography
US	3,123	2,979	4.8	4.8	-	-
Other Established Markets(iii)	1,707	1,611	6.0	6.7	-	(0.7)
Total Established Markets	4,830	4,590	5.2	5.5	-	(0.3)
Emerging Markets(iv)	980	959	2.2	4.3	-	(2.1)
Total	5,810	5,549	4.7	5.3	-	(0.6)

(i)
Underlying growth is defined in Note 1 on page 3
(ii)
Other Reconstruction includes robotics capital sales and bone cement
(iii)
Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Full Year Business Unit Performance

Orthopaedics

Our Orthopaedics business unit delivered underlying revenue growth of 4.6% (reported growth 4.1%) for the full year.

Knee Implants underlying revenue growth was 1.3% (reported growth 0.7%) and Hip Implants underlying revenue growth was 4.0% (reported growth 3.2%).

Knee Implants and Hip Implant growth was driven by performance in Other Established Markets and a significant improvement in the US over the course of the year. These changes reflected the operational progress in product supply and sharper commercial execution following the 12-Point Plan. Performance was held back by China, where we saw reduced end-customer demand in the second half of the year, resulting in orders from our distribution partners significantly slowing as they reduced stock-levels in response. 2024 Knee Implants growth was driven by our JOURNEY II Total Knee System and by our cementless and revision systems. Hip growth was led by our POLAR3 Total Hip Solution and R3 Acetabular System.

Other Reconstruction underlying revenue growth was 18.5% (reported growth 18.2%) for the full year. Performance principally reflects sales of our robotics-assisted CORI Surgical System and consumables.

Trauma & Extremities underlying revenue growth was 8.1% (reported growth 7.9%) for the full year. Following 12-Point Plan actions to improve product supply and turnaround performance in Trauma & Extremities, this business was a significant growth driver in 2024. Progress was driven by our investment to build out the EVOS Plating System. We also continued to successfully roll-out the launch of the AETOS Shoulder System, entering a high growth category in Orthopaedics.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 6.2% (reported growth 5.5%) for the full year. Sports Medicine & ENT underlying revenue growth was 10.0% (reported growth 9.3%) excluding China, where the implementation of VBP was a headwind, as noted above.

Sports Medicine Joint Repair underlying revenue growth was 4.8% (reported growth 4.0%) for the full year. Outside of China, Sports Medicine Joint Repair had another strong year driven by our knee repair portfolio and the REGENETEN Bioinductive Implant. Excluding China, Sports Medicine Joint Repair underlying revenue growth was 11.3% (reported growth 10.6%).

Arthroscopic Enabling Technologies underlying revenue growth was 8.2% (reported growth 7.4%). This was significantly ahead of the prior year, driven by our arthroscopic tower and COBLATION technologies.

ENT underlying revenue growth was 7.3% (reported growth 6.9%). Growth was led by our tonsil and adenoid business.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 5.1% (reported growth 4.7%) in 2024.

Advanced Wound Care underlying revenue growth was 2.0% (reported growth 1.4%). Growth was driven by good performances in foam dressings and infection management categories.

Advanced Wound Bioactives underlying revenue growth was 5.1% (reported growth 5.1%). SANTYL◊ delivered growth for the full year, although we continued to see quarter-to-quarter variability, a long-term feature of this product. We delivered double-digit growth from our skin substitutes business following the launch of GRAFIX PLUS.

Advanced Wound Devices underlying revenue growth was 12.2% (reported growth 11.5%). This was driven by both our traditional RENASYS Negative Pressure Wound Therapy System and our single-use PICO Negative Pressure Wound Therapy System, and from our LEAF◊ Patient Monitoring System as we continued to expand the market in pressure injury prevention.

Full Year 2024 Consolidated Analysis

Smith+Nephew results for the year ended 31 December 2024:

			Reported
	2024	2023	growth
	$m	$m	%
Revenue	5,810	5,549	4.7
Operating profit	657	425	54.6
Acquisition and disposal related items	94	60
Restructuring and rationalisation costs	123	220
Amortisation and impairment of acquisition intangibles	187	207
Legal and other	(12)	58
Trading profit(i)	1,049	970	8.2
	¢	¢
Earnings per share ('EPS')	47.2	30.2
Acquisition and disposal related items	11.2	7.3
Restructuring and rationalisation costs	10.8	20.7
Amortisation and impairment of acquisition intangibles	16.6	18.6
Legal and other	(1.5)	6.0
Adjusted Earnings per share ('EPSA')(i)	84.3	82.8	7.7

(i)
See Other Information on pages 37 to 43

Full Year 2024 Analysis

Group revenue for 2024 was $5,810 million (2023: $5,549 million), reflecting underlying revenue growth of 5.3%. Reported growth of 4.7% reflected a -60bps headwind from foreign exchange primarily due to the strength of the US Dollar.

The gross profit was $3,996 million (2023: $3,819 million) with a gross profit margin of 69.6% (2023: 68.8%). Operating profit increased to $657 million (2023: $425 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items (see Other Information on pages 37 to 43).

Trading profit was up 8.2% to $1,049 million (2023: $970 million), with a trading profit margin of 18.1% (2023: 17.5%). The 60bps margin expansion reflects the benefits of revenue leverage and manufacturing, distribution and operating expense savings offset by input cost inflation and China VBP (see Note 2 to the Financial Statements for global business unit trading profit).

Acquisition and disposal-related items primarily relate to impairment of BHR goodwill, discontinuation of certain products and integration costs relating to the CartiHeal acquisition (see Note 2 to the Financial Statements).

Restructuring costs significantly decreased year-on-year to $123 million (2023: $220 million), and included costs related to the efficiency and productivity work underway across the Group under the 12-Point Plan.

The net interest charge within reported results was $121 million (2023: $98 million) which reflects the recent maturities of low coupon debt and the increased interest rate environment.

Reported tax for the year to 31 December 2024 was a charge of $86 million (2023: $27 million). The tax rate on trading results was 19.1% (2023: 16.2%) (see Note 3 to the Financial Statements and Other Information on pages 37 to 43 for further details on taxation).

Adjusted earnings per share (‘EPSA’) increased to 84.3¢ (168.6¢ per ADS) (2023: 82.8¢ per share). Basic earnings per share (‘EPS’) was 47.2¢ (94.4¢ per ADS) (2023: 30.2¢ per share), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Cash generated from operations was up significantly to $1,245 million (2023: $829 million) and trading cash flow was up to $999 million (2023: $635 million). The increase was primarily driven by lower working capital costs, including in inventory, and higher payables. Capital expenditure was also lower versus an elevated level of investment in 2023 (see Other Information on pages 37 to 43 for a reconciliation between cash generated from operations and trading cash flow). As a result of the working capital movement, the trading profit to cash conversion ratio improved to 95% (2023: 65%).

The Group’s net debt, excluding lease liabilities, was $2,513 million at 31 December 2024, with access to committed facilities of $4.1 billion (see Note 6 to the Financial Statements). Our adjusted leverage ratio for 2024 was 1.9x.

Dividend and Capital Allocation Framework

The Board is recommending a Final Dividend of 23.1¢ per share (46.2¢ per ADS) (2023: 23.1¢ per share). Together with the Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS), unchanged from 2023. Subject to confirmation at our Annual General Meeting, the Final Dividend will be paid on 28 May 2025 to shareholders on the register at the close of business on 28 March 2025.

The appropriate use of capital on behalf of shareholders is important to Smith+Nephew. In July 2024, we announced an updated capital allocation framework to prioritise the use of cash and inform our investment decisions.

Our first priority remains investing in the business to drive organic growth and meet our sustainability targets. The second priority is also unchanged, and is to invest in acquisitions, targeting new technologies in high growth segments with a strong strategic fit that meet our financial criteria. The third priority is to maintain an optimal balance sheet and appropriate dividend. Here we will continue to target investment grade credit ratings with a target leverage ratio of around 2x net debt to adjusted EBITDA. We have a progressive dividend policy and from 2025 onwards we expect a payout of around 35% to 40% of EPSA. The interim payment will be 40% of the prior full year. Our final priority remains to return any surplus capital to shareholders, via a share buyback subject to the above balance sheet metrics.

2025 Outlook

For 2025 we are targeting another year of revenue growth above historical levels and a significant step-up in trading profit margin.

For revenue, we expect to deliver underlying revenue growth of around 5%. Within this, we expect ongoing improvement from US Reconstruction and continued strong growth from Sports Medicine outside of China, ENT and Advanced Wound Management offset by the impact of the anticipated China VBP extension into Arthroscopic Enabling Technologies (estimated $25 million revenue headwind in 2025). There will be one fewer trading day in 2025 than in 2024. The guidance equates to reported growth of around 4.8% based on exchange rates prevailing on 19 February 2025.

In terms of phasing, we expect the headwinds from China to continue in Reconstruction for the first quarter, and in Sports Medicine Joint Repair into the second quarter as we lap VBP implementation. We expect that some of the strong finish to 2024, particularly in US Sports Medicine and Advanced Wound Bioactives, will normalise in the first quarter. In addition, we have one fewer trading day in each of the first and second quarters versus 2024, then one extra day in the fourth quarter. As a result of these factors, we expect first quarter underlying revenue growth to be in the range of 1% to 2% and then be higher across the remainder of the year.

We expect to deliver a trading profit margin of between 19% to 20%. This significant step-up will be driven by operating leverage, cost reductions and the benefits of our network optimisation programme. These benefits are expected to more than offset headwinds from China and cost inflation.

We expect trading profit margin to be stronger in the second half than the first as the impact of China headwinds reduce and operational savings are delivered.

We expect trading cash conversion of 80% to 90% and restructuring costs of around $45 million in 2025.

The tax rate on trading results for 2025 is forecast to be in the range of 19% to 20%, subject to any material changes to tax law or other one-off items.

Forward calendar

The Q1 2025 Trading Report will be released on 30 April 2025.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

2024 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2024

		2024	2023
	Notes	$m	$m
Revenue	2	5,810	5,549
Cost of goods sold		(1,764)	(1,730)
Gross profit		4,046	3,819
Selling, general and administrative expenses		(3,100)	(3,055)
Research and development expenses		(289)	(339)
Operating profit	2	657	425
Interest income		24	34
Interest expense		(145)	(132)
Other finance costs		(28)	(7)
Share of results of associates		(10)	(30)
Profit before taxation		498	290
Taxation	3	(86)	(27)
Attributable profit for the yearA		412	263
Earnings per ordinary shareA
Basic		47.2	30.2
Diluted		47.0	30.1

Group Statement of Comprehensive Income for the year ended 31 December 2024

	2024	2023
	$m	$m
Attributable profit for the yearA	412	263
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	16	(89)
Taxation on other comprehensive income	(1)	18
Total items that will not be reclassified to income statement	15	(71)

Items that may be reclassified subsequently to income statement
Cash flow hedges - forward exchange contracts
Gains arising in the year	38	23
Gains recycled to income statement in the year	(1)	(25)
Exchange differences on translation of foreign operations	(124)	56
Taxation on other comprehensive income	(5)	-
Total items that may be reclassified subsequently to income statement	(92)	54
Other comprehensive loss for the year, net of taxation	(77)	(17)
Total comprehensive income for the yearA	335	246

A.
Attributable to the equity holders of the Company and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2024

		31 December	31 December
		2024	2023
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,422	1,470
Goodwill		3,026	2,992
Intangible assets		1,032	1,110
Investments		9	8
Investments in associates		7	16
Other non-current assets		24	18
Retirement benefit assets		63	69
Deferred tax assets		350	274
		5,933	5,957
Current assets
Inventories		2,387	2,395
Trade and other receivables		1,381	1,300
Current tax receivable		34	33
Cash and cash equivalents	6	619	302
		4,421	4,030
TOTAL ASSETS		10,354	9,987

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175
Share premium		615	615
Capital redemption reserve		20	20
Treasury shares		(66)	(94)
Other reserves		(497)	(405)
Retained earnings		5,018	4,906
Total equity		5,265	5,217

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,258	2,319
Retirement benefit obligations		79	88
Other payables		95	35
Provisions		95	48
Deferred tax liabilities		31	9
		3,558	2,499

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	63	765
Trade and other payables		1,128	1,055
Provisions		108	233
Current tax payable		232	218
		1,531	2,271
Total liabilities		5,089	4,770
TOTAL EQUITY AND LIABILITIES		10,354	9,987

Group Cash Flow Statement for the year ended 31 December 2024

	2024	2023
	$m	$m
Cash flows from operating activities
Profit before taxation	498	290
Net interest expense	121	98
Depreciation, amortisation and impairment	645	683
Loss on disposal of property, plant and equipment and software	22	18
Share-based payments expense (equity-settled)	40	39
Share of results of associates	10	30
Pension costs less cash paid	16	3
Increase in inventories	(42)	(178)
Increase in trade and other receivables	(81)	(49)
Decrease/(increase) in trade and other payables and provisions	16	(105)
Cash generated from operations	1,245	829
Interest received	22	8
Interest paid	(140)	(104)
Income taxes paid	(140)	(125)
Net cash inflow from operating activities	987	608

Cash flows from investing activities
Acquisitions, net of cash acquired	(186)	(21)
Capital expenditure	(381)	(427)
Purchase of investments	(1)	-
Investment in associates	(1)	-
Net cash used in investing activities	(569)	(448)

Cash flows from financing activities
Payment of capital element of lease liabilities	(55)	(52)
Proceeds from borrowings due within one year	-	326
Settlement of borrowings due within one year	(705)	(151)
Proceeds from borrowings due after one year	1,000	-
Proceeds from own shares	1	-
Settlement of currency swaps	-	4
Equity dividends paid	(327)	(327)
Net cash used in financing activities	(86)	(200)

Net increase/(decrease) in cash and cash equivalents	332	(40)
Cash and cash equivalents at beginning of year	300	344
Exchange adjustments	(15)	(4)
Cash and cash equivalents at end of yearB	617	300

B
Cash and cash equivalents at the end of the year are net of bank overdrafts of $2m (2023: $2m).

Group Statement of Changes in Equity for the year ended 31 December 2024

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	175	615	20	(94)	(405)	4,906	5,217
Attributable profit for the yearA	-	-	-	-	-	412	412
Other comprehensive incomeA	-	-	-	-	(92)	15	(77)
Equity dividends declared and paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	40	40
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Cost of shares transferred to beneficiaries	-	-	-	28	-	(27)	1
At 31 December 2024	175	615	20	(66)	(497)	5,018	5,265

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	175	615	20	(118)	(459)	5,026	5,259
Attributable profit for the yearA	-	-	-	-	-	263	263
Other comprehensive incomeA	-	-	-	-	54	(71)	(17)
Equity dividends declared and paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	39	39
Cost of shares transferred to beneficiaries	-	-	-	24	-	(24)	-
At 31 December 2023	175	615	20	(94)	(405)	4,906	5,217

A.
Attributable to the equity holders of the Company and wholly derived from continuing operations.
C.
Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2024 was $520m (2023: $396m, 2022: $452m).
D.
Within retained earnings is a non-distributable capital reserve of $2,266m (2023: $2,266m, 2022: $2,266m) which arose as a result of the Group’s reorganisation in 2008.

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2024. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2024. IFRS as adopted in the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are discussed below. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current economic environment have been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $617m of cash and cash equivalents at 31 December 2024. The Group’s net debt, excluding lease liabilities, at 31 December 2024 was $2,513m with access to committed facilities of $4.1bn with an average maturity of 5.5 years.
           At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different. The Group does not have any debt that is due for repayment in 2025.

$625m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, including the impact of a significant global economic downturn, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing these financial statements.

The principal risks that the Group is exposed to will be disclosed in the Group’s 2024 Annual Report. These are: strategy and commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and financial markets.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 for the years ended 31 December 2024 or 2023 but is derived from those accounts. Statutory accounts for 2023 have been delivered to the registrar of companies and those for 2024 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2024

A number of new amendments to standards are effective from 1 January 2024 but they do not have a material effect on the Group’s financial statements.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which took effect for the Group from 1 January 2024.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2025 and earlier application is permitted; however, the Group has not adopted them early in preparing these financial statements.

Critical judgements and estimates

The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be critical estimates due to their potential to give rise to material adjustments in the Group’s financial statements in the next financial year. The Group’s accounting policies do not include any critical judgements. The critical accounting estimate with a significant risk of a material change to the carrying value of assets and liabilities within the next year is impairment of Orthopaedics CGU as outlined below. In addition, other estimates have also been identified that are not considered to be critical in respect of the provision for excess and obsolete inventory and liability provisioning for legal disputes relating to metal-on-metal cases.

Management have considered the impact of the uncertainties around the current economic environment below.

Impairment
In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. The Orthopaedics CGU is sensitive to a reasonably possible change in assumptions, in particular the projected trading profit margin. For other intangible assets and goodwill CGUs, this critical estimate is not considered to have a significant risk of material adjustment in 2025 or thereafter based on sensitivity analyses undertaken (as outlined below).

Current economic environment impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2024 to identify any indicators of impairment as a result of current economic environment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements:

a.
The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
b.
The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
c.
The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

While there is currently no material medium term impact expected, the Group closely monitors climate-related risks given the changing nature of these risks and management consider the impact of climate change as part of the decision making process and continue to assess the impact on judgements and estimates, and on preparation of the consolidated financial statements.

2.    Business segment information

The Group’s operating structure is organised around four global business units (Orthopaedics, Sports Medicine, ENT and Advanced Wound Management) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally. Accordingly, the Group consists of four operating segments.

The Group has concluded that Sports Medicine and ENT meet the aggregation criteria and therefore, these operating segments have been aggregated into a single operating segment. In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in. Therefore, in accordance with IFRS 8, the Group has three operating segments which are also reportable segments.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the business unit presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and while the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the business units and determines the best allocation of resources to the business units. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2b. In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Financial information for corporate costs relating to centalised infrastructure costs such as compliance and group functions is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third-party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2024	2023
	$m	$m
Reportable segment revenue
Orthopaedics	2,305	2,214
Sports Medicine & ENT	1,824	1,729
Advanced Wound Management	1,681	1,606
Revenue from external customers	5,810	5,549

Disaggregation of revenue
The following table shows the disaggregation of Group revenue by product by business unit:

	2024	2023
	$m	$m
Knee Implants	947	940
Hip Implants	619	599
Other Reconstruction	131	111
Trauma & Extremities	608	564
Orthopaedics	2,305	2,214
Sports Medicine Joint Repair	982	945
Arthroscopic Enabling Technologies	632	588
ENT (Ear, Nose and Throat)	210	196
Sports Medicine & ENT	1,824	1,729
Advanced Wound Care	735	725
Advanced Wound Bioactives	581	553
Advanced Wound Devices	365	328
Advanced Wound Management	1,681	1,606
Total	5,810	5,549

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives products, which are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2024			2023
	Established MarketsE	Emerging Markets	Total	Established MarketsE	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	3,366	763	4,129	3,184	759	3,943
Advanced Wound Management	1,464	217	1,681	1,406	200	1,606
Total	4,830	980	5,810	4,590	959	5,549

E
Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for 2024 was $3,123m (2023: $2,979m), China revenue for 2024 was $210m (2023: $275m) and UK revenue for 2024 was $226m (2023: $201m).

No single customer generates revenue greater than 10% of the consolidated revenue.

2b.  Trading profit by business segment

The segment profit measure presented to the ExCo is the segment trading profit. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at segment trading profit: corporate costs; acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units except for corporate costs relating to centralised infrastructure costs such as compliance and group functions. Accordingly, 2023 operating segment results have been restated for comparative purposes.

Segment trading profit is reconciled to the statutory measure below:

	2024	2023
	$m	$m
Segment profit
Orthopaedics	265	251
Sports Medicine & ENT	437	394
Advanced Wound Management	399	372
Segment trading profit	1,101	1,017
Corporate costs1	(52)	(47)
Acquisition and disposal related items2	(94)	(60)
Restructuring and rationalisation expenses	(123)	(220)
Amortisation and impairment of acquisition intangibles2	(187)	(207)
Legal and other2	12	(58)
Operating profit	657	425
Interest income	24	34
Interest expense	(145)	(132)
Other finance costs	(28)	(7)
Share of results of associates	(10)	(30)
Profit before taxation	498	290

1
In 2024 and 2023, corporate costs include centralised infrastructure costs such as compliance and group functions.

2
During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items).

During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage’s assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal-related items), intangible assets of $37m (included in amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by remeasurement of contingent consideration of $33m (included in acquisition and disposal-related items).

Acquisition and disposal-related items

For the year ended 31 December 2024, costs primarily relate to impairment of BHR goodwill, disposal of certain products and integration costs relating to CartiHeal.

For the year ended 31 December 2023, costs primarily relate to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs

For the years ended 31 December 2024 and 2023, these costs include efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2024 and 2023, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims.

For the year ended 31 December 2023, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims partially offset by a decrease of $8m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims and by the release of a provision for an intellectual property dispute.

The years ended 31 December 2024 and 2023 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

3.    Taxation

Reported tax for the year ended 31 December 2024 was a charge of $86m (2023: $27m charge). The reported tax charge is higher than 2023 due to an increase in reported profits.

Pillar Two

The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporation tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. The Pillar Two Rules applied to the Group for its accounting period ended 31 December 2024 and the Pillar Two current tax charge for the period is approximately $8m.

The Group is adopting the IAS12 mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules.

The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

4.    Dividends

The 2023 final dividend of 23.1 US cents per ordinary share totalling $202m was paid on 22 May 2024. The 2024 interim dividend of 14.4 US cents per ordinary share totalling $125m was paid on 8 November 2024.

A final dividend for 2024 of 23.1 US cents per ordinary share has been proposed by the Board and will be paid, subject to shareholder approval, on 28 May 2025 to shareholders whose names appear on the Register of Members on 28 March 2025. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 27 March 2025 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 6 May 2025.

5.    Acquisitions

Year ended 31 December 2024

On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL AGILI-C, a novel Sports Medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit.

The fair value of the consideration amounted to $231m. This is comprised of contingent consideration of $49m, which represents the discounted value of $150m of consideration contingent upon the achievement of a single future financial performance milestone in the next 10 years, and initial cash consideration of $180m adjusted for cash acquired and other liabilities assumed, of which $18m was transferred in to escrow to be released in equal instalments to the seller in 12 and 18 months from completion.

The fair value of assets acquired and liabilities assumed is set out below:

CartiHeal (2009) Ltd
$m
Intangible assets - product-related and trade name	84
Inventory	1
Cash	6
Other liabilities	(2)
Trade and other payables	(1)
Net deferred tax liability	(3)
Net assets	85
Goodwill	146
Consideration	231

The product-related intangible assets and the trade name were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

The cash outflow from acquisitions in 2024 of $186m (2023: $21m) comprises payments of consideration of $177m net of cash acquired (2023: $nil) relating to acquisitions in the current year and payments of deferred and contingent consideration of $9m relating to acquisitions completed in prior years.

The goodwill represents the control premium, acquired workforce and the synergies expected from integrating CartiHeal into the Group’s existing business.
The carrying value of goodwill increased from $2,992m at 31 December 2023 to $3,026m at 31 December 2024. The acquisition in the year ended 31 December 2024 increased goodwill by $146m, this was partially offset by goodwill impairment of $65m and foreign exchange movements of $47m.

For the year ended 31 December 2024, the contribution from CartiHeal to the Group’s revenue and profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2023

No acquisitions were completed in the year ended 31 December 2023.

During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. Refer to note 2b for further details.

6.    Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash and cash equivalents.

	31 December	31 December
	2024	2023
	$m	$m
Bank overdrafts, borrowings and loans - current	2	710
Corporate bond	2,498	1,550
Private placement notes	625	625
Borrowings	3,125	2,885
Cash and cash equivalents	(619)	(302)
Credit balance on derivatives - currency swaps	1	1
Credit/(debit) balance on derivatives - interest rate swaps	6	(7)
Net debt excluding lease liabilities	2,513	2,577
Non-current lease liabilities	135	144
Current lease liabilities	61	55
Net debt	2,709	2,776

The Group has available committed facilities of $4.1bn (2023: $3.6bn). At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group does not have any debt that is due for repayment in 2025.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2024	2023	2024	2023	Fair value
	$m	$m	$m	$m	level
Financial assets measured at fair value
Forward foreign exchange contacts	46	25	46	25	Level 2
Investments	9	8	9	8	Level 3
Contingent consideration receivable	-	18	-	18	Level 3
Interest rate swaps	10	7	10	7	Level 2
Currency swaps	1	2	1	2	Level 2
	66	60	66	60
Financial assets not measured at fair value
Trade and other receivables	1,190	1,163
Cash and cash equivalents	619	302
	1,809	1,465
Total financial assets	1,875	1,525

Financial liabilities measured at fair value
Acquisition consideration - contingent	(84)	(32)	(84)	(32)	Level 3
Forward foreign exchange contracts	(16)	(25)	(16)	(25)	Level 2
Interest rate swaps	(16)	-	(16)	-	Level 2
Currency swaps	(2)	(3)	(2)	(3)	Level 2
	(118)	(60)	(118)	(60)
Financial liabilities not measured at fair value
Acquisition consideration - deferred	(21)	(4)
Bank overdrafts	(2)	(2)
Bank loans	-	(303)
Corporate bond not in a hedge relationship	(1,492)	(995)
Corporate bond in a hedge relationship	(1,006)	(555)
Private placement debt not in a hedge relationship	(625)	(1,030)
Trade and other payables	(1,084)	(1,026)
	(4,230)	(3,915)
Total financial liabilities	(4,348)	(3,975)

At 31 December 2024, the book value and market value of the 2020 USD corporate bond were $995m and $836m respectively (2023: $995m and $826m), the book value and market value of the $650m 2024 USD corporate bond maturing in 2034 were $628m and $642m respectively, the book value and market value of the $350m 2024 USD corporate bond maturing in 2027 were $348m and $352m respectively, the book value and market value of the EUR Corporate bond were $527m and $547m respectively (2023: $555m and $585m). The book value and fair value of the private placement debt were $625m and $573m respectively (2023: $1,030m and $959m).

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2024 and the year ended 31 December 2023. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022 and March 2024 are publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

The fair value of forward exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to quoted market interest rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts, interest rate swaps and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2024 and the year ended 31 December 2023 for financial instruments measured using Level 3 valuation methods are presented below:

	2024	2023
	$m	$m
Investments
At 1 January	8	12
Additions	1	-
Fair value remeasurement	-	(4)
At 31 December	9	8

Contingent consideration receivable
At 1 January	18	18
Transferred to receivables	(18)	-
At 31 December	-	18

Contingent acquisition consideration liability
At 1 January	(32)	(78)
Arising on acquisitions	(49)	-
Payments	6	13
Remeasurements	(9)	33
At 31 December	(84)	(32)

7b.  Retirement benefit obligations

The discount rate applied to the future pension liabilities of the UK plan is based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. The UK discount rate has increased since 31 December 2023 by 100bps to 5.5%. The remeasurement gain of $16m recognised in Other Comprehensive Income (OCI) was principally made up of a $15m gains on remeasurement of plan obligations in the UK, US, Germany and Switzerland.

In October 2022, US Pension Plan members were notified that Smith & Nephew Inc. (SNI) would begin the termination process for the US Plan. In December 2023, Fidelity & Guaranty Life was selected to take over responsibility for the remaining US Pension Plan obligation and administration upon termination. A premium amount of $245m was paid in cash by the US Plan on 4 January 2024. Certain active employees and terminated vested participants elected to receive a lump sum in exchange for their plan benefit of $80m. This resulted in $4m of settlement costs which were recognised in 2023, representing the difference between defined benefit obligation (DBO) and the lump sums paid to members in December 2023.

Following the US buyout, members move to having a direct relationship with Fidelity & Guaranty Life with SNI no longer retaining any obligation for the settlement of accrued member benefits.

8.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2024	2023
Average rates
Sterling	1.28	1.24
Euro	1.08	1.08
Swiss Franc	1.14	1.11
Japanese Yen	0.0066	0.0071
Year end rates
Sterling	1.25	1.27
Euro	1.04	1.10
Swiss Franc	1.10	1.19
Japanese Yen	0.0064	0.0071

9. Post balance sheet events

There have been no events between the balance sheet date, and the date on which the financial statements were approved by the Board, which would require adjustment to the financial statements or any additional disclosures.

Other information

These financial statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under IFRS. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-IFRS measures discussed in this document are set out below.

Performance measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Underlying revenue growth	Underlying revenue growth is used to compare revenue in a given year to the previous year on a like-for-like basis. This measure is used by both management and the investor community.
Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.
			Revenue growth	39
Trading profit	Trading profit is used in conjunction with operating profit to assess the performance and profitability of the Group. It is a key internal and external metric used by the investor community to assess our performance. It is our segment performance measure in accordance with IFRS 8 Operating Segments.	Trading profit is operating profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Operating profit	40
Trading profit margin	This measure is used to assess the performance and profitability of the Group. It is a key external metric used by the investor community to assess our performance.	Trading profit margin is trading profit divided by revenue.	Operating profit margin	40
Performance measures (continued)
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Trading profit before tax	Trading profit before tax is used in conjunction with profit before tax to assess performance and profitability of the Group. This measure is intended to enable the users to assess the performance of the Group by excluding items that impact the short-term profitability of the Group.	Trading profit before tax is profit before tax excluding impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Profit before tax	40
Trading taxation	Trading taxation is used in conjunction with taxation to assess taxation that corresponds to trading profit before tax. This metric is used by both management and the investor community.	Trading taxation is taxation excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Taxation	40
Trading attributable profit	This metric is used in the calculation of adjusted basic earnings per share.	Trading attributable profit is attributable profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Attributable profit	40
Adjusted earnings per share (‘EPSA’)	EPSA is a trend measure. The Group presents this measure to assist investors in their understanding of trends.	Adjusted earnings per share is trading attributable profit divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.	Basic earnings per share	40
Trading cash flow	Trading cash flow is used in conjunction with cash generated from operations to assess the conversion of trading profit into cash. It is key external metric used by the investor community and is a key performance measure for management.	Trading cash flow is cash generated from operations excluding the impact of acquisition and disposal related items arising in connection with business combinations, including integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s cash flows on a short-term or one-off basis are excluded. Trading cash flow includes payment of capital element of lease liabilities and capital expenditure as presented in the Group cash flow statement.	Cash generated from operations	40
Trading cash conversion	This measure is used to assess the conversion of trading profit into cash. It is a key external metric used by the investor community and is a key performance measure for management.	Trading cash conversion is trading cash flow divided by trading profit.	Cash generated from operations	40

Other measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Free cash flow	Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework. This metric is used by both management and investor community.	Free cash flow is cash generated from operations less capital expenditure, payment of lease liabilities and cash flows from interest and income taxes.	Cash generated from operations	41
Adjusted EBITDA	Adjusted EBITDA is used in the calculation of adjusted leverage ratio.	Adjusted EBITDA is attributable profit excluding taxation, share of results of associates, other finance costs, interest expense, interest income, acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, legal and other costs, depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.	Attributable profit	42
Adjusted leverage ratio	Adjusted leverage ratio is used in the calculation relating to debt covenants.	We calculate adjusted leverage ratio by dividing net debt by adjusted EBITDA. Net debt is defined as total borrowings less cash and cash equivalents in the statement of financial position. Total borrowings include bank overdrafts, borrowings, loans and lease liabilities and long-term borrowings and lease liabilities.	Leverage ratio (using IFRS measures)	42
Adjusted return on invested capital (‘Adjusted ROIC’)	Adjusted ROIC is a metric used by investor community and is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Adjusted ROIC is a key performance measure under the Performance Share Program.	Adjusted ROIC is defined as operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/((opening net operating assets + closing net operating assets)/2).	Return on invested capital (‘ROIC’) (using IFRS measures)	43

Underlying revenue

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,305	2,214	4.1	4.6	-	(0.5)
Sports Medicine & ENT	1,824	1,729	5.5	6.2	-	(0.7)
Advanced Wound Management	1,681	1,606	4.7	5.1	-	(0.4)
Revenue from external customers	5,810	5,549	4.7	5.3	-	(0.6)

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
2024 Reported	657	498	(86)	412	1,245	47.2
Acquisition and disposal related items8	94	106	(9)	97	3	11.2
Restructuring and rationalisation costs	123	123	(29)	94	151	10.8
Amortisation and impairment of acquisition intangibles8	187	187	(42)	145	-	16.6
Legal and other7,8	(12)	(6)	(7)	(13)	36	(1.5)
Lease liability payments	-	-	-	-	(55)	-
Capital expenditure	-	-	-	-	(381)	-
2024 Non-IFRS	1,049	908	(173)	735	999	84.3

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
2023 Reported	425	290	(27)	263	829	30.2
Acquisition and disposal related items8	60	78	(14)	64	16	7.3
Restructuring and rationalisation costs	220	223	(42)	181	124	20.7
Amortisation and impairment of acquisition intangibles8	207	207	(45)	162	-	18.6
Legal and other7,8	58	64	(12)	52	145	6.0
Lease liability payments	-	-	-	-	(52)	-
Capital expenditure	-	-	-	-	(427)	-
2023 Non-IFRS	970	862	(140)	722	635	82.8

1
Represents a reconciliation of operating profit to trading profit.
2
Represents a reconciliation of reported profit before tax to trading profit before tax.
3
Represents a reconciliation of reported tax to trading tax.
4
Represents a reconciliation of reported attributable profit to trading attributable profit.
5
Represents a reconciliation of cash generated from operations to trading cash flow.
6
Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7
The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.
8
During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items).

During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage’s assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal-related items), intangible assets of $37m (included in amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by remeasurement of contingent consideration of $33m (included in acquisition and disposal-related items).

Acquisition and disposal related items

For the year ended 31 December 2024, costs primary related to impairment of BHR goodwill, disposal of certain products and integration costs relating to integration of CartiHeal. Trading profit before tax additionally excludes losses related to the Group’s shareholding in Bioventus. This primarily includes the Group’s share of loss recognised by Bioventus in its financial statements.

 For the year ended 31 December 2023, costs primary related to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions. Trading profit before tax additionally excludes losses of $18m related to the Group’s shareholding in Bioventus. This primarily includes the Group’s share of loss recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs

For the year ended 31 December 2024 and 2023, these costs relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

In 2023, trading profit before tax additionally excludes $3m of restructuring costs related to the Group’s share of results of associates.

Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2024 and 2023, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims.

Trading profit before tax additionally excludes $6m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

For the year ended 31 December 2023, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims partially offset by a decrease of $8m in the provision that reflects the present value of the estimated cost to resolve all other known and anticipated metal-on-metal hip claims, and by the release of a provision for an intellectual property dispute.

For the years ended 31 December 2024 and 2023, charges also include the costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

Free cash flow

A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2024	2023
	$m	$m
Cash generated from operations	1,245	829
Capital expenditure	(381)	(427)
Interest received	22	8
Interest paid	(140)	(104)
Payment of lease liabilities	(55)	(52)
Income taxes paid	(140)	(125)
Free cash flow	551	129

Adjusted leverage ratio

The calculation of the adjusted leverage ratio is set out below. Adjusted leverage ratio is calculated using metrics similar to those used in the debt covenant calculation.

	2024	2023
	$m	$m
Net debt including lease liabilities	2,709	2,776

Attributable profit	412	263
Taxation	86	27
Share of results of associates	10	30
Other finance costs	28	7
Interest expense	145	132
Interest income	(24)	(34)
Acquisition and disposal-related items	94	60
Restructuring and rationalisation costs	123	220
Amortisation and impairment of acquisition intangibles	187	207
Legal and other	(12)	58
Depreciation of property, plant and equipment	325	306
Impairment and amortisation of other intangible assets and impairment of property, plant and equipment	67	51
Adjusted EBITDA	1,441	1,327
Adjusted leverage ratio	1.9	2.1

Leverage ratio (using closest equivalent IFRS measures)

The leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally. This measure is not used for the Company’s covenant in its private placement debt.

	2024	2023
	$m	$m
Bank overdrafts, borrowings, loans and lease liabilities	63	765
Long-term borrowings and lease liabilities	3,258	2,319
Total borrowings	3,321	3,084

Attributable profit	412	263
Leverage ratio	8.1	11.7

Adjusted return on invested capital

The calculation of adjusted return on invested capital and is set out below:

	2024	2023
	$m	$m
Attributable profit for the year	412	263
Share of results of associates	10	30
Other finance costs	28	7
Interest expense	145	132
Interest income	(24)	(34)
Amortisation and impairment of acquisition intangibles	187	207
Taxation adjustment1	(73)	(77)
Operating profit before amortisation and impairment of acquisition intangibles less adjusted taxes	685	528

Total equity	5,265	5,217
Accumulated amortisation and impairment of acquisition intangibles net of associated tax	1,470	1,365
Retirement benefit assets	(63)	(69)
Investments	(9)	(8)
Investments in associates	(7)	(16)
Right-of-use assets	(173)	(185)
Cash and cash equivalents	(619)	(302)
Long-term borrowings and lease liabilities	3,258	2,319
Retirement benefit obligations	79	88
Bank overdrafts, borrowings, loans and lease liabilities	63	765
Net operating assets	9,264	9,174
Average net operating assets2	9,219	8,907
Adjusted return on invested capital	7.4%	5.9%

1
Being the taxation on amortisation and impairment of acquisition intangibles, interest income, interest expense, other finance costs and share of results of associates.
2
(Opening net operating assets + closing net operating assets)/2.

Return on invested capital (using closest equivalent IFRS measures)

The calculation of return on invested capital using closest equivalent IFRS measures is set out below:

	2024	2023
	$m	$m
Attributable profit	412	263
Long term borrowings and lease liabilities	3,258	2,319
Bank overdrafts, borrowings, loans and lease liabilities	63	765
Investments	(9)	(8)
Investments in associates	(7)	(16)
Retirement benefit assets	(63)	(69)
Retirement benefit obligations	79	88
Total equity	5,265	5,217
Invested capital at end of the year	8,586	8,296
Average invested capital for the year	8,441	8,149
Return on invested capital using IFRS measures	4.9%	3.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 25, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary